As filed with the Securities and Exchange Commission on June 29, 2011	Registration No. 333-175016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SATYAM COMPUTER SERVICES LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

[N/A]
(Translation of issuer’s name into English)

The Republic of India
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

 399 Park Avenue
New York, New York  10043
(877) 248 - 4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

 CT Corporation System
111 Eighth Avenue
13th floor
New York, New York  10011
(212) 894-8940
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael W. Sturrock, Esq. Latham & Watkins 9 Raffles Place #42-02 Republic Plaza Singapore 048619	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14) and (16).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt - Paragraphs (14), (16) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (4), (6), (7), (8), (9) and (10).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(i)  Form of Amendment No. 1 to Deposit Agreement, by and among Satyam Computer Services Limited, (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.  ___ Filed herewith as Exhibit (a)(i).

(a)(ii)  Deposit Agreement, dated as of May 14, 2001, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (“Deposit Agreement”).*

(a)(iii)  Letter Agreement supplementing the Deposit Agreement, dated as of September 4, 2002, by and between the Company and the Depositary.*

(a)(iv)  Letter Agreement supplementing the Deposit Agreement, dated as of November 7, 2007, by and between the Company and the Depositary.*

(b)  Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  ___ None.

(d)  Opinion of counsel for the Depositary as to the legality of the securities to be registered.*

(e)  Certificate under Rule 466.  ___ None.

(f)  Powers of Attorney for certain officers and directors and the authorized representative of the Company.*

________________________
* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No.  333-175016), filed with the Commission on June 20, 2011.

Item 4.  UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated May 14, 2001 (the “Original Deposit Agreement”) by and among Satyam Computer Services Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, as supplemented by the Letter Agreements, dated as of September 4, 2002 and as of November 7, 2007, respectively, and to be amended by Amendment No. 1 to Deposit Agreement (the Original Deposit Agreement as so amended and supplemented, the “Deposit Agreement”), certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of June, 2011.

Legal entity created by the Deposit Agreement, as amended, under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing two (2) Equity Shares of Satyam Computer Services Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Susan A. Lucanto
	Name: Title:	Susan A. Lucanto Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Satyam Computer Services Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Turkey, Istanbul, on May 31, 2011.

SATYAM COMPUTER SERVICES LIMITED

By:	/s/ G Jayaraman
	Name: Title:	G Jayaraman Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 31, 2011.

Signature	Title

/s/ C P Gurnani	CEO & Whole Time Director
Name(s): C P Gurnani

/s/ S Krishnan	Chief Financial Officer
Name(s): S Krishnan

/s/ Vineet Nayyar	Chairman
Name(s): Vineet Nayyar

/s/ Ulhas N Yargop	Director
Name(s): Ulhas N Yargop

/s/ T N Manoharan	Director
Name(s): T N Manoharan

/s/ C Achuthan	Director
Name(s): C Achuthan

/s/ M. Damodaran	Director
Name(s): M Damodaran

Authorized Representative in the U.S. /s C.T. Lakshmanan	Senior Vice President
Name(s): Lakshmanan Chidambaram

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Deposit Agreement